                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                        SOUTHERN PACIFIC PETROLEUM, N.L.
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    843581406
                                 (CUSIP Number)

                                December 31, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  | |      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  | |      Rule 13d-1(d)




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CUSIP NO. 843581406                   13G                      Page 2 of 7 Pages

--------------------------------------------------------------------------------------
1)       Names of Reporting Person.                L-R Managers, LLC
         Identification No. of                     IRS Identification No.: 13-3951008
         Above Person (entities only)
--------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a        (a)
         Member of a Group                        ------------------------------------
         (See Instructions)                    (b)
                                                  ------------------------------------
                                                  Not applicable
--------------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                           Delaware
--------------------------------------------------------------------------------------
Number of                (5)     Sole Voting Power                   21,213,439
Shares                   -------------------------------------------------------------
Beneficially             (6)     Shared Voting Power                 - 0 -
Owned by Each            -------------------------------------------------------------
Reporting                (7)     Sole Dispositive Power              21,213,439
Person With              -------------------------------------------------------------
                         (8)     Shared Dispositive Power            - 0 -
--------------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                               21,213,439
         Owned by Each Reporting Person
--------------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in                            Not applicable.
         Row (9) Excludes Certain Shares (See
         Instructions)
--------------------------------------------------------------------------------------
11)      Percent of Class Represented by
         Amount in Row (9)                                           5.57%
--------------------------------------------------------------------------------------
12)      Type of Reporting Person
         (See Instructions)                                          IA
--------------------------------------------------------------------------------------




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CUSIP NO. 843581406                   13G                      Page 3 of 7 Pages

--------------------------------------------------------------------------------------
1)       Names of Reporting Person.                J. Murray Logan
         Identification No. of                     IRS Identification No.: ###-##-####
         Above Person (entities only)
--------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a        (a)
         Member of a Group                        ------------------------------------
         (See Instructions)                    (b)
                                                  ------------------------------------
                                                  Not applicable
--------------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                           U.S.
--------------------------------------------------------------------------------------
Number of                (5)     Sole Voting Power                   96,720
Shares                   -------------------------------------------------------------
Beneficially             (6)     Shared Voting Power                 21,310,259
Owned by Each            -------------------------------------------------------------
Reporting                (7)     Sole Dispositive Power              96,720
Person With              -------------------------------------------------------------
                         (8)     Shared Dispositive Power            21,310,259
--------------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                               21,310,259
         Owned by Each Reporting Person
--------------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in                            Not applicable.
         Row (9) Excludes Certain Shares (See
         Instructions)
--------------------------------------------------------------------------------------
11)      Percent of Class Represented by
         Amount in Row (9)                                           5.60%
--------------------------------------------------------------------------------------
12)      Type of Reporting Person
         (See Instructions)                                          IN
--------------------------------------------------------------------------------------




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Item 1(a)         Name of Issuer:

                  SOUTHERN PACIFIC PETROLEUM, N.L. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  9th Floor Minter Ellison Building
                  15 London Circuit
                  Canberra City, ACT 2600
                  Australia

Item 2(a)         Name of Person Filing:

                  L-R Managers, LLC ("L-R Managers")

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  320 Park Avenue, 28th Floor
                  New York, New York 10022

Item 2(c)         Citizenship:

                  Delaware limited liability company

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  843581406

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

                  (a)  | |  Broker or dealer registered under Section 15 of the
                            Exchange Act

                  (b)  | |  Bank as defined in Section 3(a)(6) of the Exchange
                            Act

                  (c)  | |  Insurance company as defined in Section 3(a)(19) of
                            the Exchange Act

                  (d)  | |  Investment company registered under Section 8 of the
                            Investment Company Act

                  (e)  | |  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E)




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CUSIP NO. 843581406                   13G                      Page 5 of 7 Pages

                  (f)  | |  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F)

                  (g)  | |  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G)

                  (h)  | |  A savings association as defined in Section 3(b) of
                            the federal Deposit Insurance Act

                  (i)  | |  A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Federal Deposit Insurance Act

                  (j)  | |  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  If this Statement filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.           Ownership.

                  As of June 7, 2002, L-R Managers' holdings in the Issuer are as follows:

                  (a) Amount beneficially owned: 21,213,439 shares of Common Stock

                  (b) Percent of class: 5.57%, based on 380,528,140 shares of the Issuer's voting Common Stock outstanding as reported to L-R Managers by the Issuer in correspondence dated March 13, 2002.

                  (c)      Number of shares as to which L-R Managers has:

                           (i)      Sole power to vote or direct the vote:
                                    21,213,439 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    - 0 - shares

                           (iii) Sole power to dispose or to direct the disposition of: 21,213,439 shares

                           (iv) Shared power to dispose or to direct the disposition of: - 0 - shares

Item 5.           Ownership of Five Percent of Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  L-R Managers is making this filing on behalf of L-R Global Partners, L.P. ("L-R Global"), a Delaware limited partnership, which owns 21,134,999 shares of Common Stock of the Issuer, which represents more than 5% of the outstanding common shares of the Issuer. L-R Global has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by L-R Global.

CUSIP NO. 843581406                   13G                      Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  L-R Managers may be deemed to be acting as a group with respect to the securities of the Issuer due to an affiliation with J. Murray Logan, the investment manager and 90% owner of L-R Managers.

Item 9.           Notification of Dissolution of a Group.

                  Not applicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 7, 2002

                                       L-R MANAGERS, LLC

                                       By:  /s/ J. MURRAY LOGAN
                                            ---------------------------
                                            Name:    J. Murray Logan
                                            Title:   Investment Manager

                                            /s/ J. MURRAY LOGAN
                                            ---------------------------
                                            J. Murray Logan